LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE LLP
INTERNATIONAL LAWYERS

50 RAFFLES PLACE #30-00
SINGAPORE LAND TOWER
SINGAPORE 048623

TELEPHONE: (65) 6225-6000
FACSIMILE: (65) 6225-6009

DIRECT DIAL: (65) 6347-1341
E-MAIL: slim@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

December 10, 2002

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A.

Re: SIA Engineering Company Limited (File No. 82-5123)

Ladies and Gentlemen:

We refer to our letter to you on behalf of our client SIA Engineering Company Limited ("***SIAEC***") dated November 8, 2000 (the "***Request Letter***") requesting the grant of the exemption pursuant to Rule 12g3-2(b) (the "***Rule 12g3-2(b)***") of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). In Section IV of the Request Letter, we stated that if the information that SIAEC makes or is required to make public, distribute or file (the "***Required Disclosure***") changes from that described in Section III of the Request Letter, SIAEC would furnish you with a revised description or list reflecting such changes.

Pursuant to Singapore's new Securities and Futures Act (Act No. 42 of 2001) (the "***SFA***"), the relevant portions of which came into force on October 1, 2002, and new regulations of the SGX-ST, which came into force on July 1, 2002, there have been changes to the Required Disclosure. In compliance with the Request Letter and at the request and on behalf of SIAEC, we hereby inform and furnish to you a revised description or list of the Required Disclosure reflecting such changes.

dlw 12/18

Singapore Reporting Requirements Applicable to Listed Companies

The following is a summary of the information which companies having securities listed on the Singapore Exchange (the "***SGX-ST***") are required, pursuant to the new regulations of the SGX-ST and applicable Singapore corporate and securities laws, to (i) publish pursuant to the laws of Singapore, (ii) file with the SGX-ST (or other regulatory authority) and which is customarily made public by the SGX-ST (or other regulatory authority) and (iii) distribute to its security holders. The summary sets forth when and by

what entity or authority such information is required to be made public, filed with the SGX-ST (or other regulatory authority) or distributed to security holders by a company listed on the SGX-ST.

A. A company whose securities are listed on the SGX-ST (the "***Company***") is required, under Rule 703(1) of the listing rules of the SGX-ST (the "***SGX-ST Rules***"), to announce, via a financial network operated by the Monetary Authority of Singapore, known as MASNET, "any information concerning the Company or any of its subsidiaries necessary to avoid the establishment of a false market in the Company's securities or which would be likely to materially affect the price or value of its securities", unless:

(a) the disclosure of such information would be in breach of law; or

(b) (i) a reasonable person would not expect the information to be disclosed;

(ii) the information is confidential; and

(iii) one or more of the following applies:

(1) the information concerns an incomplete proposal or negotiation;

(2) the information comprises matters of supposition or is insufficiently definite to warrant disclosure;

(3) the information is generated for the internal management purposes of the entity; or

(4) the information is a trade secret.

In complying with the SGX-ST's disclosure requirements, the Company must observe the SGX-ST's corporate disclosure policy and must ensure that its directors and executive officers are familiar with the SGX-ST's disclosure requirements and corporate disclosure policy. Examples of the situations which may require disclosure, and are particularly likely to require immediate disclosure, include the entry into joint ventures, the acquisition or loss of a significant contract, a significant new product or discovery, a change in control or a significant change in management, the borrowing of a significant amount of funds, the public or private sale of a significant amount of additional securities, any significant litigation, a significant change in capital investment plans or significant labor disputes or disputes with sub-contractors or suppliers.

B. In addition, a listed company is required by SGX-ST Rules, among other things:

(1) To immediately announce any of the following events or facts:-

(a) any intention to fix a books closing date, the date fixed, the reason therefor and the address of the share registry at which

the relevant documents will be accepted for registration (SGX-ST Rule 704(24));

(b) any recommendation or declaration of a dividend (including a bonus or special dividend, if any), the rate and amount per share and date of payment, certain matters pertaining to taxation of dividends and an explanation of any variation in the rate of the dividend from that paid for the corresponding period of the prior year and any decision not to recommend or declare a dividend (SGX-ST Rule 704(22));

(c) the date, time and place of any meeting of shareholders and all notices convening meetings must be provided to SGX-ST (1) in the case of a meeting convened to pass a special resolution, at least 15 market days, and (2) in the case of any other meeting, at least 10 market days, before the date the meeting is to be held (SGX-ST Rule 704(13));

(d) all resolutions put to a general meeting of the company's shareholders and, immediately following such meeting, as to whether such resolutions were carried or not (SGX-ST Rule 704(14));

(e) any call to be made on any of the partly paid-up share capital of the company (SGX-ST Rule 704(5));

(f) any change of address of the registered office of the company or any office at which the register of members or securities is kept (SGX-ST Rule 704(1));

(g) the appointment or resignation of any director, chief executive officer, general manager or other executive of equivalent rank, company secretary, registrar or auditors of the company (SGX-ST Rule 704(7));

(h) the appointment of any person who is related to a director or chief executive officer or substantial shareholder of the company to a managerial position in the company or any of its principal subsidiaries and any subsequent promotion of such an appointee from one managerial grade to a higher grade (SGX-ST Rules 704(9) and 704(10));

(i) any proposed amendment to the Memorandum of Association or Articles of Association or constitution of the company (SGX-ST Rule 704(2));

(j) any notice received by the company of the acquisition by a director of shareholdings in the company or any party of substantial shareholdings in the company (i.e. an interest in not

less than 5 percent of the issued shares of the company), or any changes in such shareholdings (SGX-ST Rule 704(3));

(k) any application filed with a court to wind up the company or any of its subsidiaries or to place the company or any of its subsidiaries under judicial management, or the appointment of a receiver, judicial manager or liquidator of the company or any of its subsidiaries and in connection therewith, to announce an update monthly (or immediately, if any material development occurs between the monthly updates) of the company's financial situation, including such information as the state of the negotiations between the company and its principal bankers or trustee and the company's future direction or other material development that may have a significant impact on the issuer's financial position (SGX-ST Rules 704(18), 704(19) and 704(21));

(l) any qualification or emphasis by the auditors on the financial statements of the company or its subsidiaries (SGX-ST Rule 704(5));

(m) where the issuer has previously announced its preliminary full-year results, any subsequent material adjustments to such results made by the auditors (SGX-ST Rule 704(6));

(n) any acquisition of:

(i) shares resulting in the company holding 10% or more of the paid-up capital of another quoted company (SGX-ST Rule 704(15)(a));

(ii) quoted securities resulting in the company's aggregate cost of investment exceeding each multiple of 5% of the company's latest audited consolidated net tangible assets (SGX-ST Rule 704(15)(b));

(iii) shares resulting in another company becoming a subsidiary of the company (SGX-ST Rule 704(15)(c)); and

(iv) shares resulting in the company increasing its shareholding in a subsidiary (SGX-ST Rule 704(15)(d));

(o) any sale of:

(i) shares resulting in the company holding less than 10% of the paid-up capital of another quoted company (SGX-ST Rule 704(16)(a));

(ii) quoted securities resulting in the company's aggregate cost of investment falling below each multiple of 5% of the company's latest audited consolidated net tangible assets (SGX-ST Rule 704(16)(b));

(iii) shares resulting in another company ceasing to be a subsidiary of the company (SGX-ST Rule 704(16)(c)); and

(iv) shares resulting in the company reducing its shareholding in a subsidiary (SGX-ST Rule 704(16)(d)).

(2) After terms are agreed, to immediately announce certain specified information relating to the acquisition or disposal of assets (including share capital) by the company or its subsidiaries (including an option to acquire or dispose of assets) where:

(a) the value of the assets to be disposed of compared with the net asset value of the company and its subsidiaries (the "group") exceeds 5%; or

(b) the operating profit before income tax attributable to the assets acquired or disposed of, compared with the group's operating profit before income tax exceeds 5%; or

(c) the aggregate value of the consideration given or received, compared with the group's market capitalisation exceeds 5%; or

(d) the number of equity securities issued by the group as consideration for an acquisition, when compared with the number of equity securities previously in issue exceeds 5% (SGX-ST Rules 1006 and 1010).

(3) To announce promptly any intention to make a rights issue, stating the price, terms, and purpose of the issue, whether the issue will be underwritten, the financial circumstances which call for the issue and whether the approval of the SGX-ST is needed or has been obtained (SGX-ST Rule 814).

(4) To announce promptly any intention to issue shares for cash, stating the terms and purpose of the issue (including the amount of proceeds proposed to be raised) (SGX-ST Rule 810).

(5) To supply to the SGX-ST 120 final printed copies (and one soft copy in Adobe Acrobat format on a CD-ROM or diskette(s)) of:

(a) all periodic and special reports, circulars etc issued by the company for the information of its shareholders (SGX-ST Rule 743(1)); and

(b) the published accounts of the company and all documents annexed thereto, as soon as issued (SGX-ST Rule 743(2)).

(6) To announce in a specified format the financial statements for the first semi-annual period of each fiscal year and the entire fiscal year respectively, in each case on a consolidated basis, immediately after the figures are available, but in any event not later than 3 months after the end of the relevant period (SGX-ST Rule 705).

(7) Within 2 months of each fiscal year, to make an announcement in a specified format (containing the name, age, family relationship, current position and details of any changes) of each person occupying a managerial position who is related to a director or chief executive officer or substantial shareholder of the company or any of its principal subsidiaries (SGX-ST Rule 704(11)).

(8) To issue the company's annual report to shareholders and the SGX-ST, not later than 5 months after the close of its fiscal year, setting out, *inter alia*, the following items (SGX-ST Rule 707):-

(a) the income statement, balance sheet (together with comparative statements as at the end of the most recently announced statements), cash flow statement (together with comparative statements for the corresponding period of the preceding fiscal year), statement showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders (together with comparative statements as at the end of the most recently announced statements), and selected explanatory notes that are material to an understanding of the current financial period (Appendix 7.2 Para 1 of the SGX-ST Rules);

(b) a statement as at the twenty-first day after the end of the fiscal year, showing the direct and deemed interest of each director of the company in the share capital of the company (SGX-ST Rule 1207(7));

(d) particulars of material contracts of the company and its subsidiaries involving the interests of the chief executive officer, each director or controlling shareholder[1], either still

[1] A "controlling shareholder" is a person who (a) holds directly or indirectly 15% or more of the nominal amount of all voting shares in a company (the SGX-ST may determine that a person who satisfies this paragraph is not a controlling shareholder), or (b) in fact exercises control over a company where "control" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company.

subsisting at the end of the fiscal year or, if not then subsisting, entered into since the end of the previous fiscal year (SGX-ST Rule 1207(8));

(e) a statement made up to a date not later than 1 month before the date of notice of the annual general meeting or summary financial statement, whichever is earlier, containing certain information on holders of the equity securities of the company (SGX-ST Rule 1207(9));

(f) the name of the company's secretary, the address, telephone number, facsimile number and electronic mail address (if any) of the registered office and the address of each office at which a register of securities is kept (SGX-ST Rules 1207(1), 1207(2) and 1207(3));

(g) before January 1, 2003, a statement whether and how it has complied with the Best Practice Guide, with respect to its Audit Committee, and provide sufficient disclosure of its corporate governance processes and activities (SGX-ST Rule 710(1)); and

(h) on or after January 1, 2003, a description of its corporate governance practices with specific reference to the Singapore Code of Corporate Governance (the "Code"), and details of any deviation from any aspect of the Code together with appropriate explanations (SGX-ST Rule 710(2)).

(9) To file with the SGX-ST copies of the prospectus or other public documents relating to the overseas offering of securities by the company or its subsidiaries (SGX-ST Rule 742).

(10) To disclose to its shareholders the terms of a share option scheme or a summary of the principal terms of the share option scheme involving the issue or sale of shares or other securities (including options) of the company or any of its subsidiaries (including foreign subsidiaries), and where only a summary is disclosed, to make the terms of the share option scheme available for inspection at its registered office for not less than 14 days before the date of the general meeting to approve such share option scheme (SGX-ST Rule 857).

(11) Where a valuation has been conducted on the real assets of the company or its subsidiaries, the company must (a) announce the date of the valuation, the name of the valuer, a description of the asset and the valued amount of the assets and (b) make available for inspection at its registered office for a period of 3 months from the date of the announcement a copy of the valuation report (SGX-ST Rule 720).

(12) Where an agreement has been entered into in connection with any acquisition or realisation of assets or any transaction outside the ordinary course of business of the company or its subsidiaries, the announcement must include a statement that a copy of the relevant agreements will be made available for inspection at its registered office for a period of 3 months from the date of the announcement (SGX-ST Rule 721).

C. In addition to the foregoing requirements imposed by SGX-ST Rules, the Company will be required to comply with the following requirements of the Companies Act, Chapter 50 of Singapore (the "***Companies Act***") and the SFA:

(1) To maintain a register in respect of each director of the company showing particulars of, inter alia, the interests of that director in the securities of the company or a related corporation and any changes thereto, which register is open for public inspection and is produced at the commencement of each annual general meeting of the company. The director must notify the company and the SGX-ST within two days of the acquisition of the interest or other change in such particulars (Sections 164, 165, 166 of the Companies Act).

(2) To file publicly with the Registrar of Companies in Singapore, within one month following the Company's annual general meeting of shareholders, the Company's Annual Return (Section 197(4) of the Companies Act).

(3) To make continuous disclosure of such information on specified events or matters as required by the SGX-ST Rules and not to intentionally, recklessly or negligently fail to notify SGX-ST of such information (Section 203 of the SFA).

* * * * * *

We would be grateful if you could please acknowledge receipt by stamping a copy of this letter and returning the same to our messenger. Please contact either Kenneth C. Ellis Esq. or Sin-Teck Lim Esq. at +(65) 6347 1301, e-mail: kellis@whitecase.com and +(65) 6347 1341, email: slim@whitecase.com, respectively, should you have any queries relating to the above.

Yours faithfully,

Sin Teck Lim /FQ

Sin-Teck LIM

LST:lst

cc: Ms. Davikar Rani Davar – SIA Engineering Company Limited

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE LLP
INTERNATIONAL LAWYERS

50 RAFFLES PLACE #30-00
SINGAPORE LAND TOWER
SINGAPORE 048623

TELEPHONE: (65) 6225-6000
FACSIMILE: (65) 6225-6009

DIRECT DIAL: (65) 6347-1341
E-MAIL: slim@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

December 10, 2002

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A.

Re: SIA Engineering Company Limited (File No. 82-5123)

Ladies and Gentlemen:

We refer to our letter to you on behalf of our client SIA Engineering Company Limited ("***SIAEC***") dated November 8, 2000 (the "***Request Letter***") requesting the grant of the exemption pursuant to Rule 12g3-2(b) (the "***Rule 12g3-2(b)***") of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). In Section IV of the Request Letter, we stated that if the information that SIAEC makes or is required to make public, distribute or file (the "***Required Disclosure***") changes from that described in Section III of the Request Letter, SIAEC would furnish you with a revised description or list reflecting such changes.

Pursuant to Singapore's new Securities and Futures Act (Act No. 42 of 2001) (the "***SFA***"), the relevant portions of which came into force on October 1, 2002, and new regulations of the SGX-ST, which came into force on July 1, 2002, there have been changes to the Required Disclosure. In compliance with the Request Letter and at the request and on behalf of SIAEC, we hereby inform and furnish to you a revised description or list of the Required Disclosure reflecting such changes.

Singapore Reporting Requirements Applicable to Listed Companies

The following is a summary of the information which companies having securities listed on the Singapore Exchange (the "***SGX-ST***") are required, pursuant to the new regulations of the SGX-ST and applicable Singapore corporate and securities laws, to (i) publish pursuant to the laws of Singapore, (ii) file with the SGX-ST (or other regulatory authority) and which is customarily made public by the SGX-ST (or other regulatory authority) and (iii) distribute to its security holders. The summary sets forth when and by

what entity or authority such information is required to be made public, filed with the SGX-ST (or other regulatory authority) or distributed to security holders by a company listed on the SGX-ST.

A. A company whose securities are listed on the SGX-ST (the "***Company***") is required, under Rule 703(1) of the listing rules of the SGX-ST (the "***SGX-ST Rules***"), to announce, via a financial network operated by the Monetary Authority of Singapore, known as MASNET, "any information concerning the Company or any of its subsidiaries necessary to avoid the establishment of a false market in the Company's securities or which would be likely to materially affect the price or value of its securities", unless:

(a) the disclosure of such information would be in breach of law; or

(b) (i) a reasonable person would not expect the information to be disclosed;

(ii) the information is confidential; and

(iii) one or more of the following applies:

(1) the information concerns an incomplete proposal or negotiation;

(2) the information comprises matters of supposition or is insufficiently definite to warrant disclosure;

(3) the information is generated for the internal management purposes of the entity; or

(4) the information is a trade secret.

In complying with the SGX-ST's disclosure requirements, the Company must observe the SGX-ST's corporate disclosure policy and must ensure that its directors and executive officers are familiar with the SGX-ST's disclosure requirements and corporate disclosure policy. Examples of the situations which may require disclosure, and are particularly likely to require immediate disclosure, include the entry into joint ventures, the acquisition or loss of a significant contract, a significant new product or discovery, a change in control or a significant change in management, the borrowing of a significant amount of funds, the public or private sale of a significant amount of additional securities, any significant litigation, a significant change in capital investment plans or significant labor disputes or disputes with sub-contractors or suppliers.

B. In addition, a listed company is required by SGX-ST Rules, among other things:

(1) To immediately announce any of the following events or facts:-

(a) any intention to fix a books closing date, the date fixed, the reason therefor and the address of the share registry at which

the relevant documents will be accepted for registration (SGX-ST Rule 704(24));

(b) any recommendation or declaration of a dividend (including a bonus or special dividend, if any), the rate and amount per share and date of payment, certain matters pertaining to taxation of dividends and an explanation of any variation in the rate of the dividend from that paid for the corresponding period of the prior year and any decision not to recommend or declare a dividend (SGX-ST Rule 704(22));

(c) the date, time and place of any meeting of shareholders and all notices convening meetings must be provided to SGX-ST (1) in the case of a meeting convened to pass a special resolution, at least 15 market days, and (2) in the case of any other meeting, at least 10 market days, before the date the meeting is to be held (SGX-ST Rule 704(13));

(d) all resolutions put to a general meeting of the company's shareholders and, immediately following such meeting, as to whether such resolutions were carried or not (SGX-ST Rule 704(14));

(e) any call to be made on any of the partly paid-up share capital of the company (SGX-ST Rule 704(5));

(f) any change of address of the registered office of the company or any office at which the register of members or securities is kept (SGX-ST Rule 704(1));

(g) the appointment or resignation of any director, chief executive officer, general manager or other executive of equivalent rank, company secretary, registrar or auditors of the company (SGX-ST Rule 704(7));

(h) the appointment of any person who is related to a director or chief executive officer or substantial shareholder of the company to a managerial position in the company or any of its principal subsidiaries and any subsequent promotion of such an appointee from one managerial grade to a higher grade (SGX-ST Rules 704(9) and 704(10));

(i) any proposed amendment to the Memorandum of Association or Articles of Association or constitution of the company (SGX-ST Rule 704(2));

(j) any notice received by the company of the acquisition by a director of shareholdings in the company or any party of substantial shareholdings in the company (i.e. an interest in not

less than 5 percent of the issued shares of the company), or any changes in such shareholdings (SGX-ST Rule 704(3));

(k) any application filed with a court to wind up the company or any of its subsidiaries or to place the company or any of its subsidiaries under judicial management, or the appointment of a receiver, judicial manager or liquidator of the company or any of its subsidiaries and in connection therewith, to announce an update monthly (or immediately, if any material development occurs between the monthly updates) of the company's financial situation, including such information as the state of the negotiations between the company and its principal bankers or trustee and the company's future direction or other material development that may have a significant impact on the issuer's financial position (SGX-ST Rules 704(18), 704(19) and 704(21));

(l) any qualification or emphasis by the auditors on the financial statements of the company or its subsidiaries (SGX-ST Rule 704(5));

(m) where the issuer has previously announced its preliminary full-year results, any subsequent material adjustments to such results made by the auditors (SGX-ST Rule 704(6));

(n) any acquisition of:

  (i) shares resulting in the company holding 10% or more of the paid-up capital of another quoted company (SGX-ST Rule 704(15)(a));

  (ii) quoted securities resulting in the company's aggregate cost of investment exceeding each multiple of 5% of the company's latest audited consolidated net tangible assets (SGX-ST Rule 704(15)(b));

  (iii) shares resulting in another company becoming a subsidiary of the company (SGX-ST Rule 704(15)(c)); and

  (iv) shares resulting in the company increasing its shareholding in a subsidiary (SGX-ST Rule 704(15)(d));

(o) any sale of:

  (i) shares resulting in the company holding less than 10% of the paid-up capital of another quoted company (SGX-ST Rule 704(16)(a));

(ii) quoted securities resulting in the company's aggregate cost of investment falling below each multiple of 5% of the company's latest audited consolidated net tangible assets (SGX-ST Rule 704(16)(b));

(iii) shares resulting in another company ceasing to be a subsidiary of the company (SGX-ST Rule 704(16)(c)); and

(iv) shares resulting in the company reducing its shareholding in a subsidiary (SGX-ST Rule 704(16)(d)).

(2) After terms are agreed, to immediately announce certain specified information relating to the acquisition or disposal of assets (including share capital) by the company or its subsidiaries (including an option to acquire or dispose of assets) where:

(a) the value of the assets to be disposed of compared with the net asset value of the company and its subsidiaries (the "group") exceeds 5%; or

(b) the operating profit before income tax attributable to the assets acquired or disposed of, compared with the group's operating profit before income tax exceeds 5%; or

(c) the aggregate value of the consideration given or received, compared with the group's market capitalisation exceeds 5%; or

(d) the number of equity securities issued by the group as consideration for an acquisition, when compared with the number of equity securities previously in issue exceeds 5% (SGX-ST Rules 1006 and 1010).

(3) To announce promptly any intention to make a rights issue, stating the price, terms, and purpose of the issue, whether the issue will be underwritten, the financial circumstances which call for the issue and whether the approval of the SGX-ST is needed or has been obtained (SGX-ST Rule 814).

(4) To announce promptly any intention to issue shares for cash, stating the terms and purpose of the issue (including the amount of proceeds proposed to be raised) (SGX-ST Rule 810).

(5) To supply to the SGX-ST 120 final printed copies (and one soft copy in Adobe Acrobat format on a CD-ROM or diskette(s)) of:

(a) all periodic and special reports, circulars etc issued by the company for the information of its shareholders (SGX-ST Rule 743(1)); and

(b) the published accounts of the company and all documents annexed thereto, as soon as issued (SGX-ST Rule 743(2)).

(6) To announce in a specified format the financial statements for the first semi-annual period of each fiscal year and the entire fiscal year respectively, in each case on a consolidated basis, immediately after the figures are available, but in any event not later than 3 months after the end of the relevant period (SGX-ST Rule 705).

(7) Within 2 months of each fiscal year, to make an announcement in a specified format (containing the name, age, family relationship, current position and details of any changes) of each person occupying a managerial position who is related to a director or chief executive officer or substantial shareholder of the company or any of its principal subsidiaries (SGX-ST Rule 704(11)).

(8) To issue the company's annual report to shareholders and the SGX-ST, not later than 5 months after the close of its fiscal year, setting out, *inter alia*, the following items (SGX-ST Rule 707):-

(a) the income statement, balance sheet (together with comparative statements as at the end of the most recently announced statements), cash flow statement (together with comparative statements for the corresponding period of the preceding fiscal year), statement showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders (together with comparative statements as at the end of the most recently announced statements), and selected explanatory notes that are material to an understanding of the current financial period (Appendix 7.2 Para 1 of the SGX-ST Rules);

(b) a statement as at the twenty-first day after the end of the fiscal year, showing the direct and deemed interest of each director of the company in the share capital of the company (SGX-ST Rule 1207(7));

(d) particulars of material contracts of the company and its subsidiaries involving the interests of the chief executive officer, each director or controlling shareholder[1], either still

[1] A "controlling shareholder" is a person who (a) holds directly or indirectly 15% or more of the nominal amount of all voting shares in a company (the SGX-ST may determine that a person who satisfies this paragraph is not a controlling shareholder), or (b) in fact exercises control over a company where "control" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company.

subsisting at the end of the fiscal year or, if not then subsisting, entered into since the end of the previous fiscal year (SGX-ST Rule 1207(8));

(e) a statement made up to a date not later than 1 month before the date of notice of the annual general meeting or summary financial statement, whichever is earlier, containing certain information on holders of the equity securities of the company (SGX-ST Rule 1207(9));

(f) the name of the company's secretary, the address, telephone number, facsimile number and electronic mail address (if any) of the registered office and the address of each office at which a register of securities is kept (SGX-ST Rules 1207(1), 1207(2) and 1207(3));

(g) before January 1, 2003, a statement whether and how it has complied with the Best Practice Guide, with respect to its Audit Committee, and provide sufficient disclosure of its corporate governance processes and activities (SGX-ST Rule 710(1)); and

(h) on or after January 1, 2003, a description of its corporate governance practices with specific reference to the Singapore Code of Corporate Governance (the "Code"), and details of any deviation from any aspect of the Code together with appropriate explanations (SGX-ST Rule 710(2)).

(9) To file with the SGX-ST copies of the prospectus or other public documents relating to the overseas offering of securities by the company or its subsidiaries (SGX-ST Rule 742).

(10) To disclose to its shareholders the terms of a share option scheme or a summary of the principal terms of the share option scheme involving the issue or sale of shares or other securities (including options) of the company or any of its subsidiaries (including foreign subsidiaries), and where only a summary is disclosed, to make the terms of the share option scheme available for inspection at its registered office for not less than 14 days before the date of the general meeting to approve such share option scheme (SGX-ST Rule 857).

(11) Where a valuation has been conducted on the real assets of the company or its subsidiaries, the company must (a) announce the date of the valuation, the name of the valuer, a description of the asset and the valued amount of the assets and (b) make available for inspection at its registered office for a period of 3 months from the date of the announcement a copy of the valuation report (SGX-ST Rule 720).

(12) Where an agreement has been entered into in connection with any acquisition or realisation of assets or any transaction outside the ordinary course of business of the company or its subsidiaries, the announcement must include a statement that a copy of the relevant agreements will be made available for inspection at its registered office for a period of 3 months from the date of the announcement (SGX-ST Rule 721).

C. In addition to the foregoing requirements imposed by SGX-ST Rules, the Company will be required to comply with the following requirements of the Companies Act, Chapter 50 of Singapore (the "***Companies Act***") and the SFA:

(1) To maintain a register in respect of each director of the company showing particulars of, inter alia, the interests of that director in the securities of the company or a related corporation and any changes thereto, which register is open for public inspection and is produced at the commencement of each annual general meeting of the company. The director must notify the company and the SGX-ST within two days of the acquisition of the interest or other change in such particulars (Sections 164, 165, 166 of the Companies Act).

(2) To file publicly with the Registrar of Companies in Singapore, within one month following the Company's annual general meeting of shareholders, the Company's Annual Return (Section 197(4) of the Companies Act).

(3) To make continuous disclosure of such information on specified events or matters as required by the SGX-ST Rules and not to intentionally, recklessly or negligently fail to notify SGX-ST of such information (Section 203 of the SFA).

* * * * * *

We would be grateful if you could please acknowledge receipt by stamping a copy of this letter and returning the same to our messenger. Please contact either Kenneth C. Ellis Esq. or Sin-Teck Lim Esq. at +(65) 6347 1301, e-mail: kellis@whitecase.com and +(65) 6347 1341, email: slim@whitecase.com, respectively, should you have any queries relating to the above.

Yours faithfully,

Sin Teck Lim/FQ

Sin-Teck LIM

LST:lst

cc: Ms. Davikar Rani Davar – SIA Engineering Company Limited